                                                                  EXHIBIT 99

                  [LOGO OF INTERMET CORPORATION APPEARS HERE]

                             INTERMET CORPORATION
                                   SUITE 200
                             5445 CORPORATE DRIVE
                             TROY, MICHIGAN 48098

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                APRIL 11, 1996

  The annual meeting of shareholders of Intermet Corporation (the "Company") will be held on Thursday, April 11, 1996, at 9:00 a.m. at Cobb Galleria Centre, Two Galleria Parkway, Atlanta, Georgia, for the purpose of considering and voting upon the following matters, all of which are described in the attached Proxy Statement:

    1. The election of twelve directors to constitute the Board of Directors and to serve until the next Annual Meeting and until their successors are elected and qualified.

    2. The approval of the appointment of Ernst & Young LLP as the independent auditors of the Company for 1996.

    3. Such other matters as may properly come before the meeting or any adjournment thereof.

  Only shareholders of record at the close of business on February 26, 1996, will be entitled to notice of and to vote at the meeting or any adjournment thereof.

  A Proxy Statement and a Proxy solicited by the Board of Directors are enclosed. Please sign, date and return the Proxy promptly in the enclosed business reply envelope. If you attend the meeting, you may, if you wish, withdraw your Proxy and vote in person.

  Also enclosed is the Company's 1995 Annual Report to Shareholders, which contains financial data and other information concerning the Company.

                                          By Order of the Board of Directors,



                                          James W. Rydel
                                          Vice President -- Administration
                                          and Secretary

March 1, 1996

PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY PROMPTLY SO THAT YOUR VOTE MAY BE RECORDED AT THE MEETING IF YOU DO NOT ATTEND PERSONALLY.

                             INTERMET CORPORATION
                                   SUITE 200
                             5445 CORPORATE DRIVE
                             TROY, MICHIGAN 48098

                                PROXY STATEMENT

  This Proxy Statement is furnished in connection with the solicitation of Proxies by the Board of Directors of Intermet Corporation (the "Company") for use at the annual meeting of shareholders of the Company (the "Annual Meeting") to be held on April 11, 1996, and any adjournment thereof, for the purposes set forth in the accompanying notice of the meeting.

  The expense of this solicitation, including the cost of preparing and mailing this Proxy Statement, will be paid by the Company. Copies of solicitation materials may be furnished to banks, brokerage houses and other custodians, nominees and fiduciaries for forwarding to beneficial owners of shares of the Company's Common Stock, and normal handling charges may be paid for the forwarding service. In addition to solicitations by mail, directors and regular employees of the Company may solicit Proxies in person, or by telephone or telegraph. It is anticipated that this Proxy Statement and the accompanying Proxy will first be mailed to shareholders on or about March 1, 1996.

  Any Proxy given pursuant to this solicitation may be revoked without compliance with any other formalities by any shareholder who attends the meeting and gives oral notice of his or her election to vote in person. In addition, any Proxy given pursuant to this solicitation may be revoked prior to the meeting by delivering to the Secretary of the Company a notice of revocation or a duly executed Proxy for the same shares bearing a later date.

  THE COMPANY WILL FURNISH WITHOUT CHARGE A COPY OF ITS ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995, INCLUDING FINANCIAL STATEMENTS AND SCHEDULES, TO ANY RECORD OR BENEFICIAL OWNER OF ITS COMMON STOCK AS OF FEBRUARY 26, 1996 WHO REQUESTS A COPY. ANY REQUEST FOR THE ANNUAL REPORT ON FORM 10-K SHOULD BE IN WRITING ADDRESSED TO:

                     JAMES W. RYDEL, SECRETARY
                     INTERMET CORPORATION
                     SUITE 200, 5445 CORPORATE DRIVE
                     TROY, MICHIGAN 48098

  IF THE PERSON REQUESTING THE REPORT WAS NOT A SHAREHOLDER OF RECORD ON FEBRUARY 26, 1996, THE REQUEST MUST INCLUDE A REPRESENTATION THAT THE PERSON
WAS A BENEFICIAL OWNER OF COMMON STOCK ON THAT DATE.   COPIES OF ANY EXHIBITS
TO THE ANNUAL REPORT ON FORM 10-K WILL ALSO BE FURNISHED TO SHAREHOLDERS ON REQUEST AND UPON THE PAYMENT OF THE COMPANY'S EXPENSE IN FURNISHING THE EXHIBITS.

                    VOTING SECURITIES AND PRINCIPAL HOLDERS

  The record of shareholders entitled to vote at the Annual Meeting was taken as of the close of business on February 26, 1996. On that date the Company had outstanding and entitled to vote 25,050,374 shares of Common Stock, par value $0.10 per share, with each share entitled to one vote. All references in this Proxy Statement to percentages of shares beneficially owned are based on 25,686,765 shares of Common Stock deemed outstanding (which includes options exercisable at January 1, 1996 to purchase 323,000 shares of Common Stock held by current directors and executive officers).

  The following table sets forth certain information concerning the only "persons" (as that term is defined by the Securities and Exchange Commission ("SEC")) who are known to the Company to be the beneficial owners of more than five percent (5%) of the Company's Common Stock, which is its only class of voting securities, as of January 1, 1996, and the ownership of the Company's Common Stock as of that date by the directors and each of the Named Officers (as defined under "Executive Compensation" below), and by all current directors and executive officers of the Company as a group.

                                          NUMBER OF SHARES
                 OWNER                   OWNED BENEFICIALLY    PERCENT OF CLASS
                 -----                   ------------------    ----------------
The Prudential Insurance Company of
 America                                     2,367,500(1)             9.2%
 Prudential Plaza
 Newark, NJ 07101
J.P. Morgan & Co. Incorporated               2,067,720(2)             8.0%
 60 Wall Street
 New York, NY 10260
David L. Babson & Company, Inc.              2,066,500(3)             8.0%
 One Memorial Drive
 Cambridge, MA 02142
SunTrust Bank, Atlanta (as Trustee for       1,268,106                4.9%
 Intermet Corporation Employee Stock
 Ownership Trust)
 25 Park Place, N.E.
 Atlanta, GA 30303
George W. Mathews, Jr.                       4,272,516(4)            16.6%
 212 Townsend Place
 Atlanta, Georgia 30327
John Doddridge                                 165,553(5)              *
Vernon R. Alden                                 21,500(6)              *
J. Frank Broyles                                77,100(6)              *
John P. Crecine                                  8,217(7)              *
Anton Dorfmueller, Jr.                          18,000(8)              *
John B. Ellis                                   22,000(6)(18)          *
Wilfred E. Gross, Jr.                          479,500(6)             1.9%
A. Wayne Hardy                                  92,378(6)              *
Harold C. McKenzie, Jr.                         42,300(6)(9)           *
J. Mason Reynolds                               20,000(10)             *
Curtis W. Tarr                                  45,280(11)             *
Claxton James Peterson                          37,624(12)             *
Daryl R. Marsh                                  18,406(13)             *
James W. Rydel                                  42,280(14)             *
Charles Douglas Brown                           96,396(15)             *
John C. Engeswick                               38,306(16)             *
Doretha Christoph                               10,200                 *
All Executive Officers and Directors as      5,507,556(17)           21.4%
 a Group
 (18 persons)

--------
 *Less than one percent
(1) Includes 2,364,400 shares with respect to which The Prudential Insurance Company of America ("Prudential") has sole voting and dispositive power, as reported on Schedule 13G, dated as of December 31, 1995, filed with the SEC.

 (2) Includes 802,020 shares with respect to which J.P. Morgan & Co., Incorporated ("Morgan") has no voting power and 1,265,701 shares with respect to which Morgan has sole dispositive power, as reported on
     Schedule 13G, dated as of December 31, 1995, filed with the SEC.
 (3) Includes 2,066,500 shares with respect to which David L. Babson & Company, Inc. ("Babson") has no voting power as reported on Schedule 13G, dated as of December 31, 1995, filed with the SEC.
 (4) Does not include 664,920 shares of Common Stock owned January 1, 1996 by Mr. Mathews' wife, as trustee for their adult children, and 554,450 shares of Common Stock held January 1, 1996 by Mr. Mathews' adult children. In October 1995 Mr. Mathews was granted power of attorney with respect to those shares for purposes of a Schedule 13D filing.
 (5) Includes presently exercisable options for 100,000 shares of Common
     Stock.
 (6) Includes presently exercisable options for 12,000 shares of Common Stock.
 (7) Includes presently exercisable options for 4,000 shares of Common Stock.
 (8) Includes presently exercisable options for 8,000 shares of Common Stock.
 (9) Includes 30,300 shares of Common Stock held as co-trustee under the will of Mr. McKenzie's father.
(10) Includes presently exercisable options for 10,000 shares of Common Stock.
(11) Includes presently exercisable options for 4,000 shares of Common Stock.
(12) Includes presently exercisable options for 30,000 shares of Common Stock.
(13) Includes presently exercisable options for 4,000 shares of Common Stock.
(14) Includes presently exercisable options for 30,500 shares of Common Stock.
(15) Includes presently exercisable options for 25,500 shares of Common Stock.
(16) Includes presently exercisable options for 35,000 shares of Common Stock.
(17) Includes exercisable options at January 1, 1996 for 323,000 shares of Common Stock.
(18) Does not include 13,500 shares of Common Stock owned by a corporation of which Mr. Ellis is a director and minority shareholder.

Ms. D. Christoph, V. P. Finance, was late in reporting in June 1995 on Form 3 on shares owned by her upon becoming an executive officer of the Company.

                     NOMINATION AND ELECTION OF DIRECTORS

                                 (PROPOSAL 1)

  The By-Laws of the Company provide that the Board of Directors shall consist of twelve directors. The term of office for each director continues until the next annual meeting and until his successor is elected and qualified.

  Each Proxy executed and returned by a shareholder will be voted as specified thereon by the shareholder. If no specification is made, the Proxy will be voted for the election of the nominees named below to constitute the entire Board of Directors. In the event that any nominee withdraws or for any reason is not able to serve as a director, the Proxy will be voted for such other person as may be designated by the Board of Directors as a substitute nominee, but in no event will the Proxy be voted for more than twelve nominees. Management of the Company has no reason to believe that any nominee will not serve if elected. All of the nominees are currently directors of the Company.

  Directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote in an election at a meeting at which a quorum is present. A quorum is present when the holders of a majority of the shares outstanding on the record date are present at a meeting in person or by proxy. An abstention and a broker non-vote would be included in determining whether a quorum is present at a meeting, but would not otherwise affect the outcome of a vote.

                    INFORMATION ABOUT NOMINEES FOR DIRECTOR

  The following information, as of January 1, 1996, has been furnished by the respective nominees for director. Except as otherwise indicated, each nominee has been or was engaged in his present or last principal employment, in the same or a similar position, for more than five years.

 NAME (AGE)                      INFORMATION ABOUT NOMINEE
 ----------                      -------------------------
 John Doddridge (55)............ Chairman of the Board and Chief Executive
                                 Officer since October 27, 1994. Mr. Doddridge
                                 was Vice Chairman and Chief Executive Officer
                                 of Magna International, Inc., a supplier of
                                 motor vehicle parts, from November 1992 until
                                 November 1994, where he also served as a
                                 director. From mid-1989 to 1992 he served as
                                 President of North American Operations of Dana
                                 Corporation, a motor vehicle parts
                                 manufacturer, and prior to mid-1989 he served
                                 as President of Hayes-Dana Inc., a subsidiary
                                 of Dana Corporation. Mr. Doddridge serves as a
                                 director of Detroit Diesel Corporation and The
                                 Standard Products Co.
 Vernon R. Alden (72)........... Director of the Company since 1986. A director and trustee of several organizations, Mr.
                                 Alden was Chairman of the Board and Executive
                                 Committee of The Boston Company, Inc., a
                                 financial services company, from 1969 to 1978
                                 and President of Ohio University from 1962 to
                                 1969. He is also a director of Augat, Inc.,
                                 Colgate-Palmolive Company, Digital Equipment
                                 Corporation and Sonesta International Hotels
                                 Corporation.
 J. Frank Broyles (71).......... Director of the Company since 1986 and its predecessor from 1977 to 1984. Mr. Broyles has
                                 been Athletic Director of the University of
                                 Arkansas since 1958.
 John P. Crecine (56)........... Director of the Company since 1992. Mr.
                                 Crecine has served as Chairman and Chief
                                 Executive Officer of Integrated Digital
                                 Systems, Inc. since mid-1994. He was President
                                 of the Georgia Institute of Technology from
                                 1987 to mid-1994. Previously he served as a
                                 professor at the University of Michigan and
                                 founding director of the Institute of Public
                                 Policy Studies from 1965 to 1975. He became
                                 Dean of the College of Humanities and Social
                                 Sciences at Carnegie Mellon University in
                                 1976, a position he held until 1983 when he
                                 became the University's Senior Vice President
                                 for Academic Affairs. He held that position
                                 until his Georgia Tech appointment. Mr.
                                 Crecine is a director of HBO and Co.
 Anton Dorfmueller, Jr. (69).... Director of the Company since 1990. Mr.
                                 Dorfmueller served as North American agent to
                                 Red Rock International, a robotics
                                 manufacturer, during 1994. From 1988 to 1994
                                 he served as a consultant to Andersen
                                 Consulting. Mr. Dorfmueller retired in 1988 as
                                 a Group Vice President of Ashland Chemical
                                 Company.
 John B. Ellis (71)............. Director of the Company since 1989. A private investor, Mr. Ellis retired in 1986 as Senior
                                 Vice President--Finance and Treasurer of
                                 Genuine Parts Co., an automotive parts
                                 distributor, where he had been employed in
                                 various capacities since 1974. Mr. Ellis is a
                                 director of Flowers Industries, Inc., Hughes
                                 Supply, Inc., Integrity, Inc., Oxford
                                 Industries, Inc., UAP, Inc. and
                                 Interstate/Johnson Lane, Inc.; and director
                                 emeritus of Genuine Parts Co.

 NAME (AGE)                      INFORMATION ABOUT NOMINEE
 ----------                      -------------------------
 Wilfred E. Gross, Jr. (67)..... Director of the Company and its predecessor since 1971. Mr. Gross is Chief Executive
                                 Officer of W.T. Harvey Lumber Company in
                                 Columbus, Georgia.
 A. Wayne Hardy (59)............ Director of the Company and its predecessor since 1978. Mr. Hardy is a private investor
                                 and consultant. He was Chairman and Chief
                                 Executive Officer of Eastern Inter-Trans
                                 Services, Inc. from 1986 to 1992. From 1975 to
                                 1986 Mr. Hardy was a Vice President of the
                                 Company and its predecessor.
 George W. Mathews, Jr. (68).... Director of the Company and its predecessor since 1971, Mr. Mathews is the founder of the
                                 Company and was Chairman of the Board and
                                 Chief Executive Officer from 1971 until 1994.
                                 He retired from the Company in December 1994.
                                 Mr. Mathews serves as a director of Metrotrans
                                 Corporation and is President of George Mathews
                                 & Assoc., Inc.
 Harold C. McKenzie, Jr. (64)... Director of the Company and its predecessor since 1971. Mr. McKenzie retired at the end of
                                 1986 from Southern Electric International,
                                 Inc., a subsidiary of The Southern Company,
                                 with which he was affiliated for thirty years.
                                 He had served as Executive Vice President of
                                 Georgia Power Company and as President and CEO
                                 of Southern Electric International, Inc. He
                                 was Chairman and CEO of Machine Technologies,
                                 Inc. of Martinsville, Virginia, from 1986
                                 until 1989 and a commercial real estate broker
                                 with Haas & Dodd Realty Co. in Atlanta,
                                 Georgia from 1989 to 1991. Mr. McKenzie is
                                 presently serving as Facilities Coordinator
                                 for The Carter Center of Emory University.
 J. Mason Reynolds (68)......... Director of the Company since 1990. From 1986 until his retirement in 1989, Mr. Reynolds was
                                 Executive Vice President of Allied Signal
                                 Corp. and President of its Automotive Sector,
                                 which manufactures automobile parts.
 Curtis W. Tarr (71)............ Director of the Company since 1984. Mr. Tarr retired as Vice Chairman of the Board as of
                                 December 31, 1994, a position he held since
                                 1992. At that time he also retired as
                                 President of Intermet International, Inc., a
                                 position he held since 1991. He served as a
                                 consultant to the Company from late 1989
                                 through 1990. Mr. Tarr was a professor and
                                 Dean of the Johnson School of Management at
                                 Cornell University from 1984 through 1989 and
                                 remained a professor there until 1990. He was
                                 a Vice President of Deere & Co., a farm
                                 equipment manufacturer, from 1973 to 1983. Mr.
                                 Tarr was President of Lawrence University,
                                 Appleton, Wisconsin, from 1963 to 1969 and an
                                 Undersecretary of State from 1972 to 1973. He
                                 is also a director of State Farm Insurance
                                 Companies. He retired from the George Banta
                                 Co., Inc., board in 1995.

  There are no family relationships among the executive officers and directors of the Company.

                            EXECUTIVE COMPENSATION

  The following table sets forth the annual and long-term compensation paid by the Company and its subsidiaries to the Company's Chief Executive Officer and to the four most highly compensated executive officers of the Company (collectively, the "Named Officers") for services rendered to the Company during 1995, 1994 and 1993.

                          SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM
                                                                    COMPENSATION AWARDS
                                                                -----------------------------
                                                                                SECURITIES
                               ANNUAL COMPENSATION                              UNDERLYING
NAME AND PRINCIPAL       -----------------------------------    RESTRICTED     OPTIONS/SARS    ALL OTHER
POSITION                 YEAR  SALARY  BONUS (2)     OTHER      STOCK AWARD   (NO. OF SHARES) COMPENSATION
------------------       ---- -------- ---------    --------    -----------   --------------- ------------
John Doddridge.......... 1995 $350,016 $232,130     $179,436(3)       --          100,000       $11,661(4)
 Chairman of the Board
  and                    1994   29,168  127,500(5)    96,591     $165,000(3)      100,000           --
 Chief Executive Officer
  (1)                    1993      --       --           --           --              --            --
Claxton James Peterson.. 1995  190,000  116,070        8,286          --           40,000        11,661(4)
 Vice President--Foundry 1994  170,016   50,000       15,592          --            8,000        12,025
 Operations              1993  108,204      --           --           --            8,000        10,276
Daryl R. Marsh.......... 1995  183,503   92,850        1,519          --           20,000        11,661(4)
 Vice President--Machin-
  ing                    1994  177,840   60,000          --           --           16,000        12,025
 Services                1993   65,628   68,000          --           --              --            381
James W. Rydel.......... 1995  170,016   92,850        9,540          --           25,000        11,661(4)
 Vice President--        1994  170,016      --         1,318          --           14,000        12,025
 Administration and Sec-
  retary                 1993  110,016   15,000        1,146          --           12,000        10,276
Charles Douglas Brown... 1995  140,016   92,850       13,668          --           20,000        11,661(4)
 Vice President--Sales
  and                    1994  145,008      --         6,800          --           12,000        12,025
 Marketing               1993  102,649      --         2,884          --           10,000        10,276

--------
(1) Mr. Doddridge was hired October 27, 1994, and the Company commenced paying a salary and bonus to him on December 1, 1994.
(2) The Company has reported bonuses in this Proxy Statement in the year earned, not in the year paid.
(3) In 1994 Mr. Doddridge owned 30,000 shares of restricted stock with a value of $165,000 on the date of the grant. 10,000 shares of Mr. Doddridge's restricted stock were earned as of December 1, 1995 (at which date the stock was valued at $12.50 per share versus the $5.50 share price when granted). The compensation earned above the price on date of grant of the restricted stock was $70,000. Mr. Doddridge will receive any dividends paid with respect to the restricted stock. (No other Named Officer owns restricted stock.) The value of Mr. Doddridge's 20,000 shares of restricted stock at December 31, 1995 was $210,000. The restricted stock vests at the rate of 10,000 shares on each of December 1, 1996 and December 1, 1997.
(4) Includes (i) premiums under the Life Insurance Program of $1,161; (ii) a Company ESOP contribution of $4,500; and (iii) Company and Company matching Profit Sharing Plan contribution in the aggregate amount of $6000.
(5) Includes 20,000 shares of Company Common Stock with a value of $115,000 on the date of award.

  OPTION GRANTS. Shown below is further information on grants of stock options during 1995 to the Named Officers, which are reflected in the Summary Compensation Table. No stock appreciation rights were granted during 1995, and none of the Company's compensation plans currently provides for the grant of stock appreciation rights.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                       POTENTIAL REALIZABLE VALUE
                           NO. OF                                       AT ASSUMED ANNUAL RATES
                         SECURITIES    % OF TOTAL                            OF STOCK PRICE
                         UNDERLYING   OPTIONS/SARS                            APPRECIATION
                          OPTION/      GRANTED TO                         FOR OPTION TERM (2)
                            SARS       EMPLOYEES   EXERCISE EXPIRATION --------------------------
          NAME            GRANTED       IN 1995     PRICE      DATE     0%     5%         10%
          ----           ----------   ------------ -------- ---------- -------------- -----------
John Doddridge..........  100,000(1)     25.5%      $9.00    06-15-05   --   $566,005  $1,243,374
Claxton James Peterson..   40,000(1)     10.2%       9.00    06-15-05   --    226,402     497,350
Daryl R. Marsh..........   20,000(1)      5.1%       9.00    06-15-05   --    113,201     248,675
James W. Rydel..........   25,000(1)      6.4%       9.00    06-15-05   --    141,501     311,844
Charles Douglas Brown...   20,000(1)      5.1%       9.00    06-15-05   --    113,201     248,675

--------
(1) 25% are exercisable on the first anniversary of the grant date, 50% are exercisable on the second anniversary of the grant date, 75% are exercisable on the third anniversary of the grant date and 100% are exercisable on the fourth anniversary of the grant date.
(2) "Potential Realizable Value" is disclosed in response to Securities and Exchange Commission regulations that require such disclosure for illustration only. The values disclosed are not intended to be, and should not be interpreted as, representations or projections of the future value of the Company's Common Stock or of the stock price. To lend perspective to the illustrative "Potential Realizable Value," if the Company's Common Stock price increases 5% per year for 10 years from January 1, 1995 (disregarding any dividend payments and assuming for purposes of the calculation a constant number of shares outstanding), the total increase in value of all shares outstanding at January 1, 1995 would be approximately $112,000,000, and if the stock price increases 10% per year over such period, the increase in value would be approximately $247,000,000.

  FISCAL YEAR-END VALUES. Shown below is information with respect to unexercised options to purchase the Company's Common Stock held by the Named Officers at December 31, 1995. No options were exercised during 1995 by a Named Officer.

                         FISCAL YEAR-END OPTION VALUES


                             NO. OF SHARES SUBJECT TO    VALUE OF UNEXERCISED
                             UNEXERCISED OPTIONS/SARS  IN-THE-MONEY OPTIONS/SARS
                             HELD AT DECEMBER 31, 1995   AT DECEMBER 31, 1995
                             ------------------------- -------------------------
            NAME             EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
            ----             ----------- ------------- ----------- -------------
John Doddridge..............   100,000      100,000     $475,000     $150,000
Claxton James Peterson......    30,000       52,000       72,600       66,860
Daryl R. Marsh..............     4,000       32,000        5,240       45,720
James W. Rydel..............    30,500       44,500       54,565       49,755
Charles Douglas Brown.......    25,500       36,500       50,780       40,540

Compensation of Directors

STANDARD ARRANGEMENTS

  Directors who are not current or retired officers of the Company receive a retainer of $3,000 per quarter, $1,500 for each Board of Directors meeting attended, and $1,000 for each committee meeting attended. Directors are reimbursed for expenses incurred in attending Board of Directors and committee meetings.

  The Director's Stock Option Plan authorized the Company to issue options for not more than 100,000 shares of the Company's Common Stock to directors. Options granted under the plan must have an exercise price of no less than the fair market value of the Common Stock on the date of grant. No options may be granted after April 26, 2000, and the term of each option may not exceed ten years from the date of grant. Additionally, the Compensation Committee passed a motion stipulating that a director may not receive more than 12,000 stock options. In 1995, as seven board members held the maximum number of stock options, three non-employee directors received a total of 6,000 stock options (or 2,000 options per Director) for shares of the Company's Common Stock at an exercise price of $9.00 per share.

OTHER ARRANGEMENTS

  Mr. Mathews. In connection with Mr. Mathews' retirement as Chairman and Chief Executive Officer on December 1, 1994, the Company agreed to pay Mr. Mathews the sum of $350,000 per year for three years. If Mr. Mathews dies during such three year period, the Company agreed to continue payments of his salary to his spouse until December 1, 1997. For three years after Mr. Mathews' retirement, the Company also agreed to provide Mr. Mathews and his spouse with medical and dental insurance, to provide Mr. Mathews with an automobile and office space and to pay the salary and benefits for an assistant for Mr. Mathews. In 1995 Mr. Mathews' retirement agreement was modified to provide a one-time, lump-sum payment for an automobile.

  Mr. Tarr. In connection with Mr. Tarr's retirement as President of Intermet International, Inc. as of December 31, 1994, the Company agreed to continue his 1994 salary and to provide medical and dental insurance for Mr. Tarr and his spouse for a period of one year.

  Mr. Dorfmueller. In connection with Mr. Dorfmueller's consulting work performed for the Company, he was paid $2,740 during 1995.

  In 1995 the Board of Directors approved a donation of $350,000 payable over eight (8) years ($35,000 paid in 1995) to Georgia Tech for the creation of the George W. Mathews Heritage Center (a Sports Museum).

                             INTERMET CORPORATION
           EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

MR. DODDRIDGE

  Mr. Doddridge's employment agreement, which was entered into on October 27, 1994 with employment commencing December 1, 1994 and pursuant to which he serves as Chairman of the Board and Chief Executive Officer, runs through December 31, 1997. The contract term automatically extends on a daily basis such that the remaining term is always two years. Either the Company or Mr. Doddridge may terminate the automatic extension.

  If the Company terminates Mr. Doddridge's employment "without cause" (as defined in the employment agreement) or if he terminates employment for "good reason" (as defined in the employment agreement) prior to the end of the contract term, he is entitled to a lump-sum payment equal to the sum of (1) his accrued but unpaid salary, earned bonus and other earned benefits through the date of termination, plus, (2) an amount equal to his annual base salary which would have been payable through the end of the contract term, plus, (3) an amount equal to the annual bonus paid for the fiscal year immediately prior to the date of termination multiplied by a fraction where the numerator is the number of full years and portions of years between the termination date and the end of the contract term , and the denominator is the total number of years in the contract term, and (4) the amount (if any) of unvested benefits under any profit sharing plan, retirement plan, ESOP or any other plan which are forfeited on account of his employment being terminated.

  In the event of a "Change of Control" (as defined in the employment agreement), and if Mr. Doddridge is subsequently terminated by the Company (or successor company) "without cause" or terminates his employment for "good reason", he is entitled to the same payments and benefits as described in the previous paragraph.

  In the event Mr. Doddridge is terminated for "cause" (as defined in the employment agreement) by the Company, he shall receive all accrued salary, earned bonus compensation, vested long-term incentive compensation and other benefits through the date of termination, but shall receive no other severance benefits.

  Mr. Doddridge's employment agreement contains restrictive covenants pursuant to which Mr. Doddridge has agreed not to compete with the Company during the period of his employment and following termination of his employment for a period of one year, except in the event of termination "without cause" or for "good reason" or termination for any reason during the two-year period following a "Change of Control".

OTHER EXECUTIVES

  The Company has entered into employment agreements with six other executive officers, including the Named Officers. All current agreements were dated October 25, 1995 and cover an eighteen month period from November 1, 1995 through April 30, 1997. Beginning on May 1, 1996, the contract term automatically extends on a daily basis such that the remaining term is never less than one year.

  If the Company terminates an executive's employment "without cause" (as defined in the employment agreement) or if the executive terminates employment for "good reason" (as defined in the employment agreement) prior to the end of the contract term, he or she is entitled to (1) in a lump-sum, an amount equal to the executive's accrued but unpaid base salary as of the date of termination and any unpaid annual bonus from the prior Annual Bonus Period (as defined in the agreement); (2) in monthly payments, the executive's base salary and benefits (if any) payable through the end of the contract term; and
(3) following the Annual Bonus Period during which the date of termination occurs, a pro-rata portion of the Annual Bonus payable in accordance with Company policy. An executive is entitled to these same payments if employment is terminated "without cause" or for "good reason" following a "Change of Control" (as defined in the employment agreement).

  In the event an executive officer is terminated for "cause" (as defined in the employment agreement), he or she shall receive all accrued salary, earned bonus compensation, vested long-term incentive compensation and other benefits through the date of termination, but shall receive no other severance benefits.

  The executive employment agreements contain non-compete covenants effective during employment and following termination for a period of one year, except in the event of termination "without cause" or for "good reason" or termination for any reason during the two-year period following a "Change in Control".

                             INTERMET CORPORATION
            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee (the "Committee") of the Board of Directors, has furnished the following report on executive compensation for the fiscal year ending December 31, 1995.

COMMITTEE RESPONSIBILITIES

  The Committee is comprised of three non-employee directors. Committee responsibilities, with respect to the compensation of key executives, including the Named Officers, of the Company and its subsidiaries, include reviews and recommendations relative to the following compensation elements:

  . Base salary levels of the key executive officers of the Company;

  . All aspects of the Company's annual bonus compensation plan;

  . The Company's stock-based compensation;

  . All aspects of the Company's two retirement plans, namely the 401(k)
    Savings and Investment Plan and the Employee Stock Ownership Plan Trust;

  . All employment agreements and amendments thereof; and

  . The process and substance of all other aspects of compensation.

  The Committee monitors market practices and trends, and makes revisions as necessary, to ensure that the Company's programs (1) are adequate to attract, retain and motivate the best possible executive talent and (2) benefit the long-term interests of the Company and its shareholders.

OVERALL COMPENSATION PHILOSOPHY

  The Company's underlying compensation philosophy is to link key executive compensation to corporate performance and returns to stockholders. To this end, the Company has developed an overall compensation strategy and specific compensation plans that tie a significant portion of executive compensation to the Company's success in meeting specified performance goals and to appreciation in the Company's Common Stock price. The three concepts, outlined below, are the foundation of the Company's compensation philosophy:

  Pay for Performance. In 1995, the Company based a greater portion of key executive compensation on incentive pay, or pay for performance. The Company emphasizes variable, at-risk compensation that is dependent upon the employees' level of success in meeting specified Company goals.

  Target Ownership and Equity Orientation. To properly align employee and shareholder interests, equity-based plans represent a fundamental component of the at-risk portion of total compensation. Consistent with this philosophy, the Company strongly encourages its key executives to establish and maintain a target ownership level equal to a minimum of two times their base salary level in Company stock. Additionally, the key executives are strongly encouraged to achieve this target ownership level as soon as possible. As the initial target ownership levels are met, the Committee anticipates raising the minimum ownership level to three times base salary. The emphasis on key executive stock ownership will further align the interests of the Company's executives and its shareholders.

  Management Development. The Company's compensation opportunities are structured to attract, retain and motivate those key executives who are proficient in maximizing shareholder value.

  The basic elements of the Company's executive compensation packages are base salary, annual incentive compensation and long-term incentive compensation. The Committee's policies with respect to each of these elements are discussed below. In addition, while the elements of compensation described below are considered separately, the Committee takes into account the total compensation package afforded by Intermet to each individual, including pension benefits, severance plans, insurance and other benefits.

IRC (S) 162(M)

  The Committee has considered Section 162(m) of the Internal Revenue Code of 1986, as amended, regarding qualifying compensation paid to the Company's executive officers for deductibility in structuring compensation arrangements for 1995. The Committee intends to make every effort to ensure that all compensation awarded to the Company's executives is fully deductible. The regulations implementing Section 162(m) have not required any changes in the Company's current executive compensation program in order to maintain the deductibility of executive compensation where the Company anticipates a deduction.

BASE SALARIES

  Individual salaries for specified executives are reviewed annually and recommendations for adjustments are made to the Board by the Chief Executive Officer based on individual responsibilities, performance over time and the Committee's judgment of overall Company financial performance.

  In 1995, the Company's approach to the base compensation for its key executives, including the Chief Executive Officer, was to hold base compensation levels slightly below industry peer group averages. Competitive market average compensation levels were determined by independent third-party studies, published survey sources and market studies of comparably sized companies competing within the same markets as the Company. The combined efforts of holding base salary levels below market levels and incorporating lower merit increases going forward will enable the Company to control the fixed portion of its compensation costs over time, while placing increased emphasis on the "at-risk" components, or annual and long-term incentive compensation, as discussed below.

ANNUAL INCENTIVE COMPENSATION

  Every annual incentive payout to key executives depends on results, not efforts.

  1995 marked the first year of the Company's Profit Sharing Plan for key executives on the Operating Committee. The purpose of this plan is to provide an incentive compensation system which rewards corporate operating management proportionately to the profitability of the Corporation. In 1995, participants received a percentage of audited annual pre-tax earnings of the Company, before minority interests and corporate profit sharing adjustments.

  Similarly, an annual incentive plan was implemented at the Plant General Manager level, as the performance of these individuals significantly impacts Intermet's corporate results. The purpose of this plan is to provide incentives that reward Plant General Managers proportionately to the plant profitability, as measured by pre-tax profit. At the end of each year, the incentive amount received by each participant is determined as follows:
(1) 90% of each participant's incentive payout, as measured by the pre-tax profitability of their respective plant, is paid in cash and (2) 10% is allocated to an incentive pool from which all domestic Plant General Managers receive a pro-rata share of the total pool amount, which is also paid in cash.

LONG-TERM INCENTIVE COMPENSATION

  The Company maintains, for key executives and management of the Company and its subsidiaries, certain stock-based compensation plans, which allow the Committee to award the individuals it selects stock awards, restricted stock awards, incentive stock options and non-qualified stock options. Awards under these stock-based compensation plans directly link potential participant rewards to increases in shareholder value.

  The Company historically has provided the majority of its stock-based compensation in the form of stock options. Stock options are granted with an exercise price equal to the market price of the Company's Common Stock on the date of grant and become exercisable over a four year period. This approach is designed to encourage the creation of stockholder value and the retention of the executives over the long term, as this element of the compensation package has value only to the extent that stock price appreciation occurs.

  The Director's Stock Option Plan authorizes the Company to issue options for not more than 100,000 shares of the Company's Common Stock to directors. Options granted under the plan must have an exercise price of no less than the fair market value of the Common Stock on the date of grant. No options may be granted after April 26, 2000, and the term of each option may not exceed ten years from the date of grant. Additionally, the Compensation Committee passed a motion stipulating that a director may not receive more than 12,000 stock options. In 1995, as seven board members held the maximum number of stock options, three non-employee directors received a total of 6,000 stock options (or 2,000 options per Director) for shares of the Company's Common Stock at an exercise price of $9.00 per share.

  In 1995, the Company's shareholders ratified the Executive Stock Option and Incentive Award Plan. The purpose of this plan is to reward key executives and managers only when the shareholders are rewarded. This plan replaces the Company's 1984 Key Individual Stock Option Plan and permits the grant of non-qualified stock options, incentive stock options, restricted stock and stock awards to key executives and managers of the Company. The total number of shares available for grant under the Plan, is 1,500,000 shares. During 1995, the Compensation Committee granted 10,000 shares of restricted stock, 259,000 incentive stock options and 126,000 non-qualified stock options under the plan to 29 key executives and managers with exercise prices ranging from $8.5625 to $9.00 per share.

CEO COMPENSATION

  Mr. Doddridge's base salary for 1995 was $350,000, as established in his employment agreement, and was based on competitive market data and the other criteria discussed above under "Base Salaries" at the time the agreement was made on October 27, 1994. Mr. Doddridge's employment agreement, pursuant to which he serves as Chairman of the Board and Chief Executive Officer, has a 38 month term ending of December 31, 1997 but is automatically extended each day after December 31, 1995 for an additional two years. Under his agreement, Mr. Doddridge's base salary is subject to an increase at the discretion of the Compensation Committee.

  Mr. Doddridge's 1995 annual incentive award was $232,130 paid in cash, which represents 66.3% of his 1995 base salary. This award was determined by the same criteria discussed above under "Annual Incentive Compensation" and rewarded Mr. Doddridge with a percentage of audited annual pre-tax earnings of the Company, before minority interests and corporate profit sharing adjustments.

  Mr. Doddridge received a stock option grant to purchase 100,000 shares at $9.00, the fair market value on the date of grant, June 15, 1995. Of these, 44,000 were incentive stock options and 56,000 were non-qualified stock options. In determining the option grant level for Mr. Doddridge, the Committee considered individual performance, current ownership level of Intermet shares and target ownership goals, as described herein under "Overall Compensation Philosophy". The Committee believes that Mr. Doddridge's stock option grant continues to align his compensation more directly with the interests of Intermet's shareholders.

BENEFITS

  The Company provides benefits at no charge to each salaried employee, including medical, dental, short and long-term disability, accidental death and dismemberment, life insurance and dependent life insurance. The Company also has a medical reimbursement plan available to the Named Officers and other key employees that compensates them for certain medical expenses not covered by the regular group insurance programs.

RETIREMENT PLANS

  The Company has a two-part retirement program: the 401(k) Savings and Investment Plan and the Employee Stock Ownership Plan Trust, which are available to eligible salaried employees, including the Named Officers.

  The 401(k) Savings and Investment Plan permits eligible salaried employees to contribute up to 10% of their compensation subject to certain limitations, and invest it in one or more of five investment funds offered through the Plan. The Company matches an individual's contribution at a rate of fifty cents for each dollar saved, up to 4% of pay. At the end of the year, the Company makes an added contribution to the individual's account of an amount equal to 2% of the individual's annual compensation.

  The Employee Stock Ownership Plan Trust purchases Common Stock of the Company for its eligible salaried employees. The Company contributes an amount equal to 3% of the individual's wages or salary.

OTHER AWARDS

  The Company provides automobiles for certain key employees including sales people. When these are used for personal rather than business needs, the Company determines the cost of that use and includes that amount on the W-2 form sent to the Internal Revenue Services.

  The Company has a salary continuation plan in the event of the death of certain key executives. Salary is paid for one year following the death of the Chairman or President of the Company, nine months for other executive officers of the Company, and six months for certain executive officers of one of the subsidiaries of the Company.

CONCLUSION

  Through the programs described above, a significant portion of the Company's executive compensation is linked directly to corporate performance and stock price appreciation. The Committee intends to continue the policy of linking executive compensation to corporate performance and returns to shareholders, recognizing that the business cycle from time to time may result in an imbalance for a particular period.

                  INTERMET CORPORATION COMPENSATION COMMITTEE

                                Vernon R. Alden
                               J. Frank Broyles
                                John P. Crecine

                     SHAREHOLDER RETURN PERFORMANCE GRAPH

  Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock against the cumulative total return of the Russell 2000 Index and the cumulative total return for a group of companies consisting of Arvin Industries, Inc., Chrysler Corporation, Dana Corporation, Ford Motor Company, General Motors Corporation, MascoTech, Inc. (formerly known as Masco Industries, Inc.), Simpson Industries, Inc. and Standard Products Company, for the period of five years commencing on December 31, 1990 and ended December 31, 1995.


                       INMT    PEER GROUP    RUSSELL 2000
               12/90    100        100           100
               12/91    154         98           146
               12/92    212        147           173
               12/93    199        241           206
               12/94    145        202           203
               12/95    226        240           260


                             CERTAIN TRANSACTIONS

  The Prudential Insurance Company of America ("Prudential") is the record owner of 2,367,500 shares (9.2%) of the outstanding Company Common Stock, with respect to which Prudential had certain piggyback registration rights. These registration rights expired December 31, 1995. On December 11, 1992, the Company sold $25,000,000 principal amount of Senior Notes due December 11, 2002 to Prudential.

  On March 31, 1992, a subsidiary of the Company acquired all of the common and preferred stock of PBM Industries, Inc. ("PBM"). Prudential and two of its affiliates were minority shareholders of PBM. As of December 31, 1995, the Company owed approximately $151,769 in principal and interest to Prudential on such notes.

  On August 21, 1995 the Company entered into a Credit Agreement (the "Agreement") with certain domestic and foreign lenders, relating to a $70,000,000 and DM 8,000,000 revolving line of credit. On February 23, 1996, the Agreement was amended and restated to provide the Company with a $100 million revolving credit facility pursuant to which SunTrust Bank, Atlanta (formerly known as Trust Company Bank) is one of the lenders under the Credit Agreement and also acts as agent for the other lenders. SunTrust Bank, Atlanta is the trustee of the Company's Employee Stock Ownership Plan Trust and in such capacity owns of record 1,268,106 (4.9%) of the Company's outstanding Common Stock.

               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors held six meetings during 1995. All of the directors attended at least 75% of all meetings of the Board and of each committee of the Board on which they served.

  The Compensation Committee of the Board of Directors sets the compensation for the Company's executive officers and key personnel. This Committee also acts as the Nominating Committee. The Compensation Committee is currently comprised of Messrs. Alden, Broyles and Crecine. The Compensation Committee held four meetings during 1995.

  The Audit Committee reviews financial controls and the methods of preparation of the Company's financial statements, evaluates audit performance and reports on such matters to the Board. The Audit Committee, which is currently comprised of Messrs. Dorfmueller, Gross, and McKenzie, held two meetings during 1995.

                      APPOINTMENT OF INDEPENDENT AUDITORS

                                 (PROPOSAL 2)

  The Board of Directors has appointed Ernst & Young LLP as the Company's independent auditors for 1996, subject to approval of this appointment by the shareholders of the Company at the Annual Meeting.

  Ernst & Young LLP was the principal independent auditors for the Company for 1995. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE PROPOSAL, AND THE ENCLOSED PROXY WILL BE SO VOTED IN THAT MANNER UNLESS THE SHAREHOLDER EXECUTING THE PROXY SPECIFICALLY VOTES TO THE CONTRARY OR ABSTAINS FROM VOTING ON THIS PROPOSAL.

                             SHAREHOLDER PROPOSALS

  In accordance with the provisions of Rule 14a-8(a)(-3)(i) of the Securities and Exchange Commission, proposals of shareholders intended to be presented at the Company's 1997 Annual Meeting must be received by November 1, 1996 in order to be eligible for inclusion in the proxy statement and form of proxy for that meeting.

                OTHER MATTERS THAT MAY COME BEFORE THE MEETING

  Management of the Company knows of no matters other than those stated above that are to be brought before the meeting. If any other matter is presented for consideration and voting, the persons named as proxies in the enclosed Proxy intend to vote the Proxy in accordance with their judgment of what is in the best interest of the Company.

Dated: March 1, 1996

                     COMMON STOCK OF INTERMET CORPORATION

                     DIRECTORS FOR VOTING STOCK ALLOCATED
                  TO A PARTICIPANT'S ACCOUNT PURSUANT TO THE
              INTEMET CORPORATION EMPLOYEE STOCK OWNERSHIP TRUST

  The undersigned participant in the Employee Stock Ownership Plan ("ESOP") hereby diects SunTrust Bank as Trustee of the Intermet Corporation Employee Stock Ownership Trust to vote those shares of Common Stock of Intermet Corporation (the "Company") allocated to the undersigned's account in connection with the Annual Meeting of Shareholders of INTERMET CORPORATION to be held on April 11, 1996, and any adjournment thereof:

 1. Election of Directors
    John Doddridge; Vernon R. Alden; J. Frank Broyles; John P. Crecine; Anton Dorfmueller, Jr.; John B. Ellis; Wilfred E. Gross, Jr.; A. Wayne Hardy; George W. Mathews, Jr.; Harold C. McKenzie, Jr.; J. Mason Reynolds; Curtis
    W. Tarr.
    [_] FOR all nominees for director listed above (except as marked to the contrary).
    [_] WITHHOLD AUTHORITY to vote for all nominees listed above.
    [_] WITHHOLD AUTHORITY to vote for an individual nominee. Write name(s) of nominee(s) below.

    --------------------------------------------------------------------------

 2. Appointment of Ernst & Young LLP as the independent auditors of the Company for 1996.
                      [_] FOR    [_] AGAINST    [_] ABSTAIN
 3. In accordance with their best judgment with respect to any other matters that may properly come before the meeting.

  THE BOARD OF DIRECTORS FAVORS A VOTE "FOR" THE ELECTION AS DIRECTORS OF THE PERSONS NAMED IN THE PROXY, AND "FOR" APPROVAL OF THE INDEPENDENT AUDITORS, AND, UNLESS INSTRUCTIONS TO THE CONTRARY ARE INDICATED IN THE SPACE PROVIDED, THIS PROXY WILL BE SO VOTED. THE TRUSTEE WILL VOTE THOSE SHARES ALLOCATED TO ESOP PARTICIPANTS FOR WHICH IT DOES NOT RECEIVE TIMELY VOTING INSTRUCTIONS.

                                          Please sign this Proxy exactly as
                                          name appears on the Proxy.



                                          -------------------------------------

                                          Note: When signing as attorney,
                                          trustee, administrator or guardian,
                                          please give your title as such. In
                                          the case of joint tenants, each
                                          joint owner must sign.

                                          Date:
                                                -------------------------------

                                  COMMON STOCK
                            OF INTERMET CORPORATION

               THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
                  FOR THE 1996 ANNUAL MEETING OF SHAREHOLDERS

  The undersigned hereby appoints John Doddridge and James W. Rydel, or either of them with power of substitution to each, the proxies of the undersigned to vote the Common Stock of the undersigned at the Annual Meeting of Shareholders of INTERMET CORPORATION (the "Company") to be held on April 11, 1996, and any adjournment thereof.

 1. Election of Directors
    John Doddridge; Vernon R. Alden; J. Frank Broyles; John P. Crecine; Anton Dorfmueller, Jr.; John B. Ellis; Wilfred E. Gross, Jr.; A. Wayne Hardy; George W. Mathews, Jr.; Harold C. McKenzie, Jr.; J. Mason Reynolds; Curtis
    W. Tarr.
    [_] FOR all nominees for director listed above (except as marked to the contrary).
    [_] WITHHOLD AUTHORITY to vote for all nominees listed above.
    [_] WITHHOLD AUTHORITY to vote for an individual nominee. Write name(s) below.

    --------------------------------------------------------------------------

 2. Appointment of Ernst & Young LLP as the independent auditors of the Company for 1996.
                      [_] FOR    [_] AGAINST    [_] ABSTAIN
 3. In accordance with their best judgment with respect to any other matters that may properly come before the meeting.

  THE BOARD OF DIRECTORS FAVORS A VOTE "FOR" THE ELECTION AS DIRECTORS OF THE PERSONS NAMED IN THE PROXY, AND "FOR" APPROVAL OF THE INDEPENDENT AUDITORS, AND, UNLESS INSTRUCTIONS TO THE CONTRARY ARE INDICATED IN THE SPACE PROVIDED, THIS PROXY WILL BE SO VOTED.

                                          Please sign this Proxy exactly as
                                          name appears on the Proxy.



                                          -------------------------------------

                                          Note: When signing as attorney,
                                          trustee, administrator or guardian,
                                          please give your title as such. In
                                          the case of joint tenants, each
                                          joint owner must sign.

                                          Date:
                                                -------------------------------